Exhibit 99.14

. MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 00Y5LC Security Class COMMON 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold CPUQC01.E.INT/000001/i1234 Intermediary X X X Voting Instruction Form ("VIF") - Annual and Special Meeting to be held on May 3, 2013 NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS B1234567890 X X X Holder Account Number If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail, Internet or by Fax are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 • Smartphone? Scan the QR code to vote now. VOTE USING THE TELEPHONE, INTERNET, MAIL OR FAX 24 HOURS A DAY 7 DAYS A WEEK! • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-734-VOTE (8683) Toll Free To Vote Using the Telephone . • Complete, sign and date the reverse hereof. • Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call. • Forward it by fax to 416-263-9524 for calls outside Canada and the U.S. To Vote by Fax • Complete, sign and date the reverse hereof. • Return this Voting Instruction Form in the envelope provided. To Vote by Mail 1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities of Cipher Pharmaceuticals Inc. that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions. 2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly. 3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else, who need not be a shareholder, whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the management information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account. 4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you. 6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by management for the meeting. 7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof. 8. Your voting instructions will be recorded on receipt of the VIF. 9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account. 11. This VIF should be read in conjunction with the management information circular and other proxy materials provided by management. VIFs submitted must be received by 5:00 pm, Eastern Time, on May 1, 2013. 99.14 Voting Instruction Form for 2013 Annual and Special Meeting

3. Special Resolution with respect to Stated Capital The passing, with or without alteration or modification, of a special resolution, the text of which is set out in the section “Reduction of Stated Capital” in the accompanying Management Information Circular, authorizing the reduction of the legal stated capital account in respect of the common shares of the Corporation. Against For For 2. Appointment of Auditors The re-appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation and authorization of the directors of the Corporation to fix the auditor’s remuneration. Withhold 4. Resolution with respect to the Corporation’s Stock Option Plan The passing with or without alteration or modification, of a resolution, the text of which is set out in the section “Amendment of Stock Option Plan” in the accompanying Management Information Circular, authorizing an amendment to the Corporation’s stock option plan. Against For 1. Election of Directors Withhold For 01. William C. Garriock Withhold For 02. Dr. John D. Mull Withhold For 03. Gerald P. McDole 04. Stephen R. Wiseman 05. Dr. Stefan Aigner 06. Dr. William D. Claypool 07. Larry Andrews 999999999999 WCMQ MR SAM SAMPLE 123 C1234567890 XXX 0 4 6 1 2 9 Fold Fold . X X X X A R 1 If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. 00Y5MB Authorized Signature(s) - This section must be completed for your instructions to be executed. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. DD / MM / YY . Signature(s) Date Appointee(s) If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse). I/We, being non-registered (beneficial) holder(s) of Cipher Pharmaceuticals Inc. hereby appoint: William C. Garriock, or failing him, Larry Andrews, OR as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Cipher Pharmaceuticals Inc. to be held at 333 Bay Street, Suite 3400, Toronto, Ontario on May 3, 2013 at 11:00 am (Toronto time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.